Exhibit 99.1

Claremont Terminal, Jersey City – Metals Recycling Sims Metal Management Analyst and Investor Site Tour North America Metals – New England & East Regions April 30 & May 1, 2014

Disclaimer Cautionary Statements Regarding Forward-Looking Information This presentation may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release. All subsequent written and oral forward-looking statements concerning the matters addressed in this presentation and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release. All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

Agenda Sims Metal Management North America Overview Economic Update & Key Earnings Drivers US Metals Recycling Overview & Competitive Landscape Global Markets & Trading Summary

North America Reporting Segment

Sims Metal Management North America

- **North America Metals Recycling**
  - North America Metals — *~85 facilities & 10 deep water export docks across 20 states*
  - SA Recycling (50% JV) — *50% JV with Adams Steel ~50 facilities across Southern CA, NV, and AZ*
  - Sims Municipal Recycling — *New York City municipal recycling operations*
- **North America SRS**

North America Revenue FY13 (A$m)


273
4,262
North America Metals
North America SRS

4

North America Metals Bob Kelman President North America Metals NAM East NAM New England NY, NJ, and PA CT, RI, and MA NAM Southeast NAM West VA and NC CA, NV, UT, and BC NAM Central NAM South IL, IN, MI and OH TN, AR, and MS NAM Southwest Bulk Stainless TX and OK NJ, IL, and AR Ferrous Trading NYC Municipal North America Recycling

North America Metals Footprint


WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NB
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
MD
PA
NY
VT
ME
NH
MA
RI
CT
NJ
DE
Shedder
Yard
SAR JV Shredder
SAR JV Yard

North America[1] (FY13)	
Sales Revenue	A$4,535m
EBITDA (statutory)	A$46m
EBITDA (underlying)	A$104m
EBIT (statutory)	(A$315m)
EBIT (underlying)	A$37m
Sales Volumes	9.38Mt
Assets	A$1,660m
Employees (ex JV's)	3,618

Largest Metals Recycler in the US

Over 130 facilities and 18 shredders across North America (including JV operations)

1) North America total including SRS, 2) 50% JV Richmond Steel Recycling in British Columbia, Canada not shown

6

Development of North America Metals 1998: Entered the Jul & Aug-13: Jun-07: Formed 50% Jul-09: Acquired US metals recycling Divested non-core JV with Adams Steel Fairless Iron & Metal, market through the metals recycling to create SA Recycling a full service metal acquisition of LMC assets in Birmingham, based in southern recycler located on the Corporation in AL, and US based California East Coast of the US California Aerospace Metals FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 Oct-05: Merged Mar-08: Acquired Sep & Dec-12: recycling operations with Metal Management, Divested several non-Hugo Neu, providing a one of the largest core metals recycling significant presence in metal recyclers in the assets located in AZ, the US, particularly in US with operations in CO, and Nashville, TN NJ, NY, and southern CA 17 states 10,000 Sales Revenue by Region 8,000 m $ A 6,000 4,000 2,000 0 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 North America Australasia Europe

Currently the smallest earnings contributor EBIT by Region EBIT by Region FY08 HY14 10% 13% 17% Peak to present earnings 29% 58% 73% North America Australasia Europe North America Australasia Europe North America is currently the smallest earnings contributor, and represents the largest upside potential

Agenda Sims Metal Management North America Overview Economic Update & Key Earnings Drivers US Metals Recycling Overview & Competitive Landscape Global Markets & Trading Summary

Economic Update Continued weak metal scrapping rates and poor material mix are the key issues Per capita total ferrous scrap generation below long-term average Relative total industry processed tonnage has improved, but mix is poor Vehicle & Appliance scrap generation per capita at 15 year lows Low consumer confidence, relative to past levels, keeping consumer goods from disposal Recovery to long-term auto & appliance scrapping rates would boost shredder intake by at least 10% US scrap reservoir continues to build as cars, appliances, and infrastructure ages Over 120 million vehicles now over 11 years old, up 21% since 2008 Average age of household appliances has increased 10% since 2007 Improving leading indicators are encouraging US new light vehicle sales recovering, with vehicle scrapping still lagging US new home sales and appliance shipments improving off low post recession levels

Total scrap metal generation still low Total US ferrous scrap generation Higher recycling rates, as a percentage of 120 Mt 120% discarded scrap metal, have supported Ferrous scrap processed processed ferrous scrap volumes Ferrous scrap landfilled 100 100% Recycling rate (RHS) The mix of scrap metal available for shredding is of a lower quality, with low 80 80% consumer confidence suppressing auto & 60 60% appliance disposal rates 40 40% 20 20% 0 0% Source: USGS, SRI, Sims Metal Management

Material flows for shredding inadequate 35% Auto & Appliance as % of total scrap Consumer Confidence (RHS) 160 140 30% 120 100 25% 80 20% 60 40 15% 20 10% 0 Historically low consumer confidence suppressing auto & appliance disposal volumes Source: Polk, AHAM, USGS, Conference Board, Sims Metal Management

Consumer scrap generation near 15 yr lows Vehicles & Appliances 2008-09 recession had significant impact on ferrous scrap metal generation 65 the consumer goods replacement cycle kg per capita Continued low consumer confidence 60 High unemployment, low labour participation, and weak mortgage lending, relative to past levels, is keeping aging consumer goods in Long-Term Avg 55 the scrap reservoir Return to long-term auto & appliance per capita scrapping 50 would boost shredder feedstock by at least 10% 45 40 Source: Polk, AHAM, US Census, USGS, Sims Metal Management

Low scrapping lifting average vehicle age Rising age of vehicles 130 55% 120 Number of vehicles over 11 years old 50% up 21% since 2008 110 % of (millions) 45% total use 100 in vehicles 90 in vehicles 40% US use Over 120 million vehicles over 11 years old 80 74% of all vehicles scrapped are between 11 35% 70 and 23 years old1 Increasing vehicle age, cited by auto 60 30% insurance consultant CCC, as a leading # vehicles over 11 years % vehicles over 11 years (RHS) cause of higher ‘total loss frequency’ claims Source: Polk, DOT, Sims Metal Management 1 Source: Citi Research

US household appliances also aging Average age of Household Appliances 5.5 5.4 Average age of household appliances now the highest in 70 years 5.3 5.2 5.1 years 5.0 Life expectancy of household appliances Dishwashers 9 years 4.9 Dryers 13 years 4.8 Freezers 11 years Range (electric) 13 years 4.7 Refrigerators 13 years 4.6 Washers 10 years Water Heaters 10 years 4.5 Source: BEA Source: Appliance Magazine

As well as non-residential fixed assets Average age of Government Fixed Assets Government fixed asset infrastructure 26 20 advancing in age and will require renewal in 26 coming years 25 19 Private non-residential fixed asset aging had 25 also increased since 2008, as capital 24 18 spending and investment declined years 24 Average age of Private Non-Residential Fixed Assets 23 17 6.5 12.5 23 6.0 12.0 5.5 11.5 22 16 years 5.0 11.0 22 4.5 10.5 21 15 4.0 10.0 Power Highways and streets Transportation (RHS) Equipment Structures (RHS) Source: BEA

Improving leading indicators encouraging Consumer Confidence 160 Consumer confidence rising, but remains 140 120 below long-term levels 100 long-term avg 80 Vehicle scrapping historically follows at a lag 60 40 to new vehicle sales 20 0 US new home sales and appliance shipments improving off low post recession levels Source: Conference Board US New Vehicle Sales and Vehicle Scrapping US Appliance Shipments 18 25,000 million units US$m 16 22,500 14 12 20,000 10 17,500 8 New light vehicle sales Vehicles scrapped 6 15,000 Source: Conference Board, BEA, Polk Source: US Census Improving leading indicators encouraging Consumer Confidence 160 Consumer confidence rising, but remains 140 120 below long-term levels 100 long-term avg 80 Vehicle scrapping historically follows at a lag 60 40 to new vehicle sales 20 0 US new home sales and appliance shipments improving off low post recession levels Source: Conference Board US New Vehicle Sales and Vehicle Scrapping US Appliance Shipments 18 25,000 million units US$m 16 22,500 14 12 20,000 10 17,500 8 New light vehicle sales Vehicles scrapped 6 15,000 Source: Conference Board, BEA, Polk Source: US Census

Agenda Sims Metal Management North America Overview Economic Update & Key Earnings Drivers US Metals Recycling Overview & Competitive Landscape Global Markets & Trading Summary

World’s largest source of scrap supply US processed scrap by commodity Global ferrous scrap processed 80 2012 2012 70.0 70 70Mt 60 50 Largest scrap market in the world tonnes ~20% of global ferrous scrap Million 40 30 300Mt 20 10 5.5 United States 2.0 Rest Of World 0 Ferrous (Steel) Aluminium Copper Source: USGS, *calculated as consumption – recirculating scrap + exports—imports Source: USGS, BIR, *excludes home scrap

US metals recycling industry footprint US Metals Recycling Industry Footprint US Metals Recycling Market Share Sims North America 14% Steel Dynamics / Omnisource 9% Other 49% Schnitzer 7% DJJ 5% Ferrous Processing & Trading Metalico CMC 4% 1% Processors 3% Alter PSC Metals Trading 2% EMR (USA) 4% 2% Source: ISRI, 2013 Source: Recycling Today, USGS, Company Data

Ferrous sources of supply

Key sources of ferrous scrap supply



Steel Cans
Stainless Steel
Railroad rails
Motor blocks
Other Steel Scrap
Other light iron
Major appliances
Passenger vehicles
Post Industrial
Construction & Demolition

Post Industrial	%
Stampings & clippings	12-14%
Borings & turnings	3-5%
Other	1-3%
Total	***~20%***
Obsolete Material	**%**
Construction & demolition	25-35%
Passenger vehicles	15-25%
Major appliances	5-10%
Other light iron	5-10%
Railroad rails	1%
Steel cans	1%
Stainless steel	3-5%
Other steel scrap	15-20%
Total	***~80%***

Source: USGS, EPA, Polk, Sims Metal Management

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Ferrous processing and processed grades Unprocessed Supply Processing Method Processed Grades Post Industrial Stampings & clippings #1 and #2 Busheling Baling & Bundling Borings & turnings #1 and #2 Bundles Obsolete Material Passenger vehicles Major appliances Shredding Shredded Scrap Other light iron Construction & demolition #1 and #2 Heavy Melt Steel Shearing & Torching Railroad rails Plate and Structural Steel cans Baling, Shearing, Stainless steel Other Densifying, and Other Other steel scrap

Processed ferrous grades and prices Key ferrous scrap grades Ferrous scrap prices % of production 600 US$/t Stainless Other 14% 500 Steel 2% Turnings & Shredded 400 Borings 33% 6% 300 Plate & Structural 200 7% 100 Bundles & Busheling 11% 0 HMS 1&2 27% #1 Busheling—US Midwest Shredded Scrap—US Midwest #1 HMS—US Midwest Source: USGS 2011 Source: AMM

Industry shredding capacity slowly declining 60 Shredding capacity year-on-year change 20% Million gross tonnes per annum1 in total capacity 50 15% 40 10% 30 5% 20 0% 10 -5% 0 -10% Total Capacity YoY Change (RHS) Shredder capacity rationalisation just beginning 1) Shredding capacity of unprocessed feedstock material Source: AMM, Recycling Today, Company Data

Agenda Sims Metal Management North America Overview Economic Update & Key Earnings Drivers US Metals Recycling Overview & Competitive Landscape Global Markets & Trading Summary

Global trade in ferrous scrap metal Global Ferrous Exports by Country Global Ferrous Imports by Country 2012 (Mt) 2012 (Mt) United States 21.4 Turkey 22.4 Other Other 31.2 31.2 Japan 8.6 South Korea 10.1 Australia 2.2 United Germany States Belgium 8.9 3.7 India 3.5 Canada Belgium 8.1 4.1 4.2 United Germany Kingdom Spain Italy 5.5 Russia 4.3 Taiwan China 4.3 Netherlands France 7.3 5.0 5.3 5.0 4.8 6.1 Leading global market positions across Global reach and relationships across largest scrap exporting countries largest scrap importing countries Source: WSA

Global trading of ferrous scrap Sims Metal Management Metals Recycling Operations Key Export Market Global Trade Office

Agenda Sims Metal Management North America Overview Economic Update & Key Earnings Drivers US Metals Recycling Overview & Competitive Landscape Global Markets & Trading Summary

Summary The US metals recycling industry has faced challenges before Highly cyclical industry with booms, busts, and recoveries – last downturn in late 1990’s North America currently the smallest earnings contributor, but with the largest upside Low material generation and poor composition of material are the key issues Consumer scrap generation near 15 year lows Recovery to long-term auto & appliance recycling rates would boost shredder intake by at least 10% Leading economic indicators improving, but inflection point has not yet been reached Consumer confidence, new vehicle and appliance sales improving, but still low Higher consumer confidence will drive stronger scrap metal generation Early signs of industry rationalization US metal shredding capacity slowly declining since 2012 Emerging indications of market consolidation expected to improve industry health over time

Johnston, RI – Metals Recycling Sims Metal Management North America Metals—New England Region April 30, 2014

Safety Overview 4.5 Safety 4.0 Incident rates for the New England based 3.5 facilities have consistently been lower than 3.0 North America Metals as a whole since its 2.5 inception 2.0 1.5 Rates continue to stay low despite regional 1.0 growth and integrating new employees into the 0.5 culture 0.0 The Region continues to promote more line FY10 FY11 FY12 FY13 FY14 employee involvement into the SHEC process Rec Freq Rate Lost Day Rate NA Freq Rate in order to increase ownership and buy in

New England Metals Recycling Footprint Located in the densely populated scrap generating North East, encompassing large metropolitan regions of Boston MA, Providence RI, and Hartford CT Total catchment area of over 12 million people, and GDP of over US$680 billion per annum, across MA, RI, and CT1 6 facilities across the region 2 yards with shredders located in Johnston RI, New Haven and North Haven CT, and 3 feeder yards Wholly-owned deep water export terminal located in port of Providence RI 120 mile radius from shredder Yard & Shedder Yard Deep Water Port 1) Source: BEA

Johnston, Rhode Island Commenced operations in December 2013 Operates a large mega shredder 10 acre site optimised for inbound and outbound logistics and material handling Strategically located on major I-295 highway outside Providence RI, and less than 50 miles from Boston and Worchester MA Total catchment area of circa 7.5 million people within a 120 mile radius of Johnston, equal to a total market opportunity of roughly 1.7 to 2.0 million tonnes of ferrous and non-ferrous metal generation per annum1 Johnston, RI – Metal Shredder 1) Based on 5 year average per capita scrap generation rates 33

Providence, Rhode Island Providence – Fields Point Commenced operations in August 2013 7.5 acre feeder yard with non-ferrous processing, baling, 60,000 sq ft warehouse with loading docks as well as wet car detox Excellent transport logistics including rail access Fields Point, RI – Feeder Yard Providence – Export Facility Commenced operations in November 2013 9 acre wholly-owned facility with a rail-serviced 600ft pier and two-deep water berths Low cost ship loading capacity of up to 100,000 tonnes per month Scrap processing with mobile shear and torch Providence, RI – Export Facility

North Haven, Connecticut Acquired in 1998 by Metals Management Purchases and processes industrial and obsolete ferrous & non-ferrous scrap metal and equipped with a mid-sized shredder, shear, torch cutters and wet car detox station Operates downstream MRP recovery plant Rail serviced yard positioned to service both domestic and export markets Feeder yard in nearby New Haven, CT Established relationships with US steel mills Total catchment area of circa 4.5 million people within a 120 mile radius of North Haven, equal to a total market opportunity of roughly 1.0 to North Haven, CT– Yard & Shredder 1.2 million tonnes of ferrous and non-ferrous metal generation per annum1 1) Based on 5 year average per capita scrap generation rates

Summary Expanding processing and exporting footprint for the North America Metals business Situated in densely populated and high scrap generating North East, encompassing large metropolitan regions of Boston MA, Providence RI, and Hartford CT Strategic flexibility to service both domestic markets via rail-serviced yards and export markets via low cost, wholly-owned deep water export terminals Focused on providing the highest levels of service to our customers and a zero-harm work environment for our employees

Claremont Terminal, Jersey City – Metals Recycling Sims Metal Management North America Metals – East Region May 1, 2014

Safety Overview 4.5 Safety 4.0 Maintaining a ‘zero harm’ working environment 3.5 is a core value for Sims Metal Management 3.0 2.5 2013 was a difficult year as we dealt with a one 2.0 serious injury that pushed the RR and LTR up 1.5 significantly from previous years 1.0 The region is back on track in FY 2014 with new 0.5 strategies and tactics that have improved 0.0 results over FY 2013 2010 2011 2012 2013 2014 Recordable Rate Lost Time Rate NAM Frequency Rate After plateauing in 2013, NAM Group rates have declined significantly in the YTD period.

East Region Metals Recycling Footprint Located in the densely populated US east coast encompassing the cities of New York NY, Newark-Jersey City NJ, and Philadelphia PA Total catchment area of over 30 million people, and a GDP of US$1,700 billion per annum, across the greater New York City & Philadelphia metropolitan areas1 18 facilities across the region 2 yards with shredders located in Jersey City NJ, and Morrisville PA Network of 16 feeder yards 5 deep water docks with export capabilities 120 mile radius from shredder Yard & Shedder Yard Deep Water Port 1) Source: BEA

Claremont Terminal, Jersey City NJ Largest full service facility in the North America Metals portfolio, equipped with a large shredder, baler, shears, torch cutters, and wet car detox station Downstream MRP recovery system Strategically positioned near main transport arteries, with rail service, barge loading, and deep water export dock facilities onsite Total catchment area of circa 23 million people across the greater New York City, Newark-Jersey City metropolitan area, equal to a total market opportunity of roughly 5.3 to 6.0 million tonnes of ferrous and non-ferrous metal generation per annum1 Claremont Terminal, Jersey City, NJ 1) Based on 5 year average per capita scrap generation rates 40

Fairless, Morrisville PA Acquired in 2009 Equipped with a large shredder, shears, torch cutters, and wet car detox station Downstream MRP recovery system Deep water export dock Supported by network of 5 feeder yards and strong dealer supplier relationships Total catchment area of circa 7 million people across Philadelphia metropolitan area, equal to a total market opportunity of roughly 1.6 to 1.8 million tonnes of ferrous and non-ferrous metal generation per annum1 Morrisville PA, Yard & Shredder 1) Based on 5 year average per capita scrap generation rates

Summary Leading market share in the densely populated and high scrap generating US East Coast, encompassing the largest urban metropolitan areas in the United States including New York City NY, Newark-Jersey City NJ, and Philadelphia PA Highly complementary eco-system of feeder yards, large scale processing centers, and low cost barge transport network around the New York Metro area Advanced downstream non-ferrous recovery system coverage for all shredded material Highly talented and dedicated workforce Multiple deep water export dock facilities Access to critical market intelligence through Sims Metal Management’s Global Trade division